EXHIBIT 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
	Years Ended December 31,

	2002	2001	2000	1999	1998

	(millions of dollars)

Earnings, as defined:
Income before cumulative effect of a change
in accounting principle	$695	$781	$704	$697	$664
Income taxes	244	379	336	323	279
Fixed charges included in the determination of net income, as below	328	337	296	234	335
Amortization of capitalized interest	2	1	-	-	-
Distributed income of independent power investments	96	62	80	75	68
Less: Equity in earnings of independent power investments	76	81	45	50	39

Total earnings, as defined	$1,289	$1,479	$1,371	$1,279	$1,307

Fixed charges, as defined:
Interest charges	$311	$324	$278	$222	$322
Rental interest factor	14	8	9	4	4
Fixed charges included in nuclear fuel cost	3	5	9	8	9

Fixed charges included in the determination of net income	328	337	296	234	335
Capitalized interest	91	55	23	9	2

Total fixed charges, as defined	$419	$392	$319	$243	$337

Ratio of earnings to fixed charges	3.08	3.77	4.30	5.26	3.88